[LETTERHEAD OF INFICON]


CORPORATE CONTACT                      EUROPEAN CONTACT            NORTH AMERICAN CONTACT
Betty Ann Kram                         Stefan Bannwart             Jody Burfening/Kathy Price
Director of Corporate Communications   Peter Butikofer & Company   Lippert/Heilshorn & Associates, Inc.
and Investor Relations                 +41.1.447.1220              +1.212.838.3777
+1.315.434.1122                        sbannwart@buetikofer.ch     jbs@lhai.com
BettyAnn.Kram@inficon.com

                  INFICON ANNOUNCES THIRD QUARTER 2002 RESULTS

       - Revenues rise 12% year-over-year and company remains profitable -

Syracuse, New York/Zurich, Switzerland -- October 16, 2002 -- INFICON Holding AG (SWX Swiss Exchange and NASDAQ: IFCN), a leading manufacturer of vacuum instrumentation and critical sensor technologies for the semiconductor and related industries and other industrial applications, today announced results for the third quarter ended September 30, 2002.

Revenues for the third quarter of 2002 were $33.7 million compared to $30.1 million for the third quarter of 2001. The Semiconductor Vacuum Instrumentation revenues were $9.2 million in the third quarter of 2002 compared to $8.9 million in the same quarter of 2001. The General Vacuum Instrumentation revenues for the third quarter of 2002 were $24.5 million compared to $21.2 million in the third quarter of last year. General Vacuum Instrumentation revenues for the quarter include $2.6 million from HAPSITE, which the company acquired in the fourth quarter of fiscal 2001.

Net income for the quarter was slightly above breakeven at $12,000 ($0.01 per diluted share -- $0.00 per ADS), compared to $14,000 ($0.01 per diluted share -- $0.00 per ADS) last year. The company ended the quarter with $38.8 million in cash and cash equivalents and generated positive cash flow.

Revenues for the nine months ended September 30, 2002 were $97.9 million compared to $117.1 million for the same period in 2001. Net income was $97,000 ($0.04 per share -- $0.00 per ADS) compared to $9.8 million ($4.25 per share -- $0.43 per ADS) last year.

"The third quarter financial performance at INFICON is attributable to the modest first half recovery of the semiconductor market and our continued solid base of profitable, non-semiconductor business," said James Brissenden, president and chief executive officer of INFICON Holding AG.

"However, toward the end of the third quarter, we began to experience order intake erosion from our semiconductor customers and this weakness has persisted into the fourth quarter," continued Brissenden. "In contrast to the first six months of this fiscal year, demand in the semiconductor industry has faltered. What we had hoped was a sustainable recovery for the sector appears to have stalled, and we expect demand to remain weak for the next six to nine


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months. We now anticipate semiconductor revenues will decline sequentially, resulting in lower revenues for INFICON in the fourth quarter."

Brissenden concluded, "Regardless of the external environment, we have chosen to significantly increase investment in the development of innovative new products. INFICON introduced three new products at SEMICON West: the UL1000 Fab Helium Leak Detector, the Stiletto Scanning-Laser Particle Detector and a new PCG Combination Vacuum Gauge. Each of these products is receiving strong market acceptance. Looking ahead to 2003, we will continue our investments and plan to introduce three additional new products that will redefine the industry performance and cost standards in their respective product categories. These new products will give us tremendous leverage in market share, sales, and profitability coming out of this downturn. I would also stress that it is the financial health of INFICON that allows us to invest in the future even in tough times - and still remain profitable and cash flow positive."


Conference Call Information

INFICON Holding AG will hold a conference call to discuss its third quarter results on Wednesday, October 16, 2002 at 10:00 a.m. ET/4:00 p.m. CET. To access the conference call, please dial +1.703.871.3021 by 9:50 a.m. ET/3:50 p.m. CET. A live webcast of the conference call will also be available via the INFICON website at www.inficon.com. To access the replay, please dial +1.703.925.2533 (for access outside the U.S.) or +1.888.266.2081 (for access in the U.S.), reservation number 6234107. The replay will be available until 11:00 p.m. ET on October 23rd/5:00 a.m.CET.

ABOUT INFICON

INFICON is a leading developer, manufacturer and supplier of innovative vacuum instrumentation and critical sensor technologies for the semiconductor and related industries. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. INFICON also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response and industrial hygiene markets. Headquartered in Syracuse, New York, INFICON has manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's website at www.inficon.com.

This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward looking statements can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan" or "continue". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2001 and the Company's reports on Form 6-K filed with the Securities and Exchange Commission during 2002.

As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of


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our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                              - tables to follow -

                               INFICON Holding AG
                        Consolidated Statements of Income
               (U.S. Dollars In thousands, except per share data)

                                                   Three Months Ended          Nine Months Ended
                                                      September 30,              September 30,
                                                   2002         2001          2002           2001
                                                   ----         ----          ----           ----
                                                (unaudited)  (unaudited)   (unaudited)    (unaudited)
Net sales                                         $ 33,730     $ 30,075      $ 97,906      $ 117,094
Cost of sales                                       19,099       17,186        55,037         62,307
                                                  --------     --------      --------      ---------
Gross profit                                        14,631       12,889        42,869         54,787

Research and development cost                        4,503        3,249        12,516          9,312

Selling, general and administrative cost            10,054        9,325        30,616         32,501
                                                  --------     --------      --------      ---------
Income (loss) from operations                           74          315          (263)        12,974

Interest (income), net                                (179)        (206)         (377)          (394)
Other expense (income), net                            146          843           281            465
                                                  --------     --------      --------      ---------
Income (loss) before income taxes                      107         (322)         (167)        12,903

Provision for income taxes (Benefits)                   95         (336)         (264)         3,055
                                                  --------     --------      --------      ---------
Net income                                        $     12     $     14      $     97      $   9,848
                                                  ========     ========      ========      =========

Shares used to compute net income per share
Basic                                                2,315        2,315         2,315          2,315
Diluted                                              2,315        2,315         2,315          2,315

Net income per share:
Basic                                             $   0.01     $   0.01      $   0.04      $    4.25
Diluted                                           $   0.01     $   0.01      $   0.04      $    4.25

Net income per ADS
(10 ADS : 1 Share)
Basic                                             $   0.00     $   0.00      $   0.00      $    0.43
Diluted                                           $   0.00     $   0.00      $   0.00      $    0.43


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                               INFICON Holding AG
                           Consolidated Balance Sheets
                           (U.S. Dollars In thousands)

                                                 September 30,     December 31,
                                                     2002             2001
                                                     ----             ----
                                                  (unaudited)       (audited)
ASSETS

Current Assets:
Cash and cash equivalents                          $ 38,789         $ 33,788
Accounts receivable, trade                           17,565           17,166
Accounts receivable, affiliates                         931              979
Inventories                                          20,792           21,729
Deferred tax assets                                   3,469            3,440
Other current assets                                  5,368            2,079
                                                   --------         --------
Total current assets                                 86,914           79,181

Property and equipment, net                          20,248           16,020
Deferred tax assets                                  36,844           38,837
Other assets                                          3,877            4,156
                                                   --------         --------
Total assets                                       $147,883         $138,194
                                                   ========         ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable, trade                            $  5,793         $  4,855
Accounts payable, affiliates                            220              409
Accrued liabilities                                  11,267            9,512
Income taxes payable                                  3,135            1,084
Deferred tax liabilities                                 --              451
                                                   --------         --------
Total current liabilities                            20,415           16,311

Deferred tax liabilities                              1,390            1,230
Other Liabilities                                     2,835            1,129
                                                   --------         --------
Total liabilities                                    24,640           18,670

Stockholders' equity                                123,243          119,524
                                                   --------         --------
Total liabilities and stockholders' equity         $147,883         $138,194
                                                   ========         ========

                               INFICON Holding AG
                      Consolidated Statements of Cash Flow
                           (U.S.Dollars In thousands)

                                                                                      Nine Months Ended
                                                                                        September 30,
                                                                                     2002           2001
                                                                                     ----           ----
                                                                                  (unaudited)    (unaudited)
Cash flows from operating activities:
net income                                                                         $     97       $  9,848
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant, and equipment                       2,245          2,288
(Loss) on disposal of property, plant and equipment                                     (66)          (149)
Deferred taxes                                                                       (1,617)        (1,350)
Changes in operating assets and liabilities:
Trade accounts receivable                                                               689         15,807
Inventories                                                                           2,659           (989)
Other assets                                                                         (2,651)         5,066
Accounts payable                                                                        461        (15,830)
Accrued liabilities                                                                     890          3,115
Income taxes payable                                                                  1,567         (1,488)
Other liabilities                                                                     1,706          1,585
                                                                                   --------       --------
Net cash provided by operating activities                                             5,980         17,903

Cash flows from investing activities:
Purchases of property, plant and equipment                                           (5,525)        (3,141)
Proceeds from sale of property, plant and equipment                                      --            149
                                                                                   --------       --------
Net cash (used in) investing activities                                              (5,525)        (2,992)

Cash flows from financing activities:
Payments on notes receivable from officers                                               --            795
Payment on long-term debt                                                                --           (868)
Advances from (payments to) Unaxis for reorganization                                    --         (6,679)
                                                                                   --------       --------
Net cash provided by (used in) financing activities                                      --         (6,752)
                                                                                   --------       --------
Effect of exchange rate changes on cash and cash equivalents                          4,546         (1,642)
                                                                                   --------       --------
Increase (Decrease) in cash and cash equivalents                                      5,001          6,517
Cash and cash equivalents at beginning of period                                     33,788         28,700
                                                                                   --------       --------
Cash and cash equivalents at end of period                                         $ 38,789       $ 35,217
                                                                                   ========       ========
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